EXHIBIT 99.2

INVESTAR HOLDING CORPORATION

2014 LONG-TERM INCENTIVE PLAN

Amendment No. 1

(Additional Shares)

Whereas, Investar Holding Corporation (the “Company”) maintains the Investar Holding Corporation 2014 Long-Term Incentive Plan, which plan provides for the grant and award of compensation in the form of the Company’s common stock, $1.00 par value per share (the “Plan”);

Whereas, Section 12.1 of the Plan permits its amendment by the Board of Directors of the Company (the “Board”), and the Board authorized an increase by 100,000 in the number of shares issuable under the Plan on February 19, 2014;

Now, Therefore, effective as of October 15, 2014, Section 3.3 of the Plan shall be amended to increase the aggregate number of shares of Common Stock available thereunder by 100,000 shares, such that such section shall thereafter read in its entirety as follows:

“3.3 Number and Type of Shares. Subject to adjustment as provided in Sections 3.4 and 3.5 hereof, a maximum of 600,000 shares of the Company’s Common Stock shall be available for issuance under the Plan, which shares may be authorized and unissued shares, issued shares held as treasury shares or shares acquired on the open market or through private purchase.”

In all Other Respects, the terms of the Plan are hereby ratified and confirmed.

This Amendment No. 1 was authorized by the Board of Directors on February 19, 2014, to be effective as provided herein.

INVESTAR HOLDING CORPORATION

By:	/s/ John J. D’Angelo
Its:	Chief Executive Officer
Date:	October 15, 2014